UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Perry Ellis International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

288853104
(CUSIP Number)

Ludmila Chwazik, 41 Madison Ave., 42nd Floor, New York, NY 10010, (646) 727-4463
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	288853104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Water Island Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO Funds of Investment Advisory Clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
867,606

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
867,606

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
867,606

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.468%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA - Investment Adviser

Item 1.	Security and Issuer

Common Stock of Perry Ellis International, Inc. (“Issuer”)

Item 2.	Identity and Background

This statement is being filed by Water Island Capital LLC (“Reporting Person”).  The Reporting Person is a Delaware limited liability company and is an investment adviser registered with the U.S. Securities and Exchange Commission.  The business address for the Reporting Person is 41 Madison Ave., New York NY 10010.

The Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.	Source and Amount of Funds or Other Considerations

The source of the funds used to purchase shares of the Issuer was the reporting person’s advisory clients’ funds.  No borrowed funds were used to purchase the shares.

Item 4.	Purpose of Transaction

The Reporting Person is engaged in the business of securities analysis and investment. The Reporting Person takes an opportunistic and flexible approach to event-driven opportunities around the globe. Event-driven investing is a highly specialized strategy designed to profit from the behavior of equity and debt instruments trading within the timelines of specific corporate events, such as mergers, acquisitions, restructurings, refinancings, recapitalizations, and distressed situations.

The Reporting Person does not believe that the merger consideration recently offered in the Agreement and Plan of Merger, dated as of June 15, 2018, by and among the Issuer; Feldenkreis Holdings LLC; and GF Merger Sub, Inc. represents fair value to the Issuer’s shareholders.  As a holder of such shares, the Reporting Person is considering various options and remedies to maximize the value of its shares in connection with the merger.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 867,606 shares of Issuer’s common stock, representing approximately 5.468% of the outstanding shares of Issuer’s common stock. The calculation of the percentage of outstanding shares of Issuer’s common stock held by the Reporting Person is based on 15,867,000 shares of Issuer’s common stock outstanding.

(b)	The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 867,606 shares of Issuer’s common stock.

(c)	See Exhibit A.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 867,606 shares of Issuer’s common stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dispositive and voting power of the Reporting Person with respect to the Issuer’s securities are held pursuant to written agreements with its investment advisory clients.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	A description of the transactions in the shares that were effected by the Reporting Person during the 60 days prior to August 31, 2018 is filed herewith as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2018
Dated

/s/ Ludmila Chwazik
Signature

Ludmila Chwazik, Chief Compliance Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).